# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nouveau Monde Graphite Inc., CIK 0001649752
CUSIP: 66979W842
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec, Quebec Canada (A8), J0K 3B0
Date of event which requires filing of this statement: 11/14/2025
Filed by CIK 0001916062
Persons authorized to receive notices and communications: Andrew Willis, c/o Pallinghurst Graphite International, 23-25 Le Pollet, St Peter Port, Guernsey (Y7), GY1 1WQ, 44 1481 740 520

## Reporting persons
- Pallinghurst Graphite International Limited (CIK 0001916062): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Guernsey (Y7); source of funds: working capital (WC); sole voting power 2,002,474; shared voting power 5,618,907; sole dispositive power 2,002,474; shared dispositive power 5,618,907; aggregate amount beneficially owned 7,621,381 (5% of the class)
- Pallinghurst Bond Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); source of funds: working capital (WC); sole voting power 13,026,348; shared voting power 0; sole dispositive power 13,026,348; shared dispositive power 0; aggregate amount beneficially owned 13,026,348 (8.21% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Nouveau Monde Graphite Inc.
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec, Quebec Canada (A8), J0K 3B0
Comment:
Explanatory Note

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 4 to the Schedule 13D (as defined below) ("Amendment No. 4") amends and supplements certain items of the Schedule 13D related to the common shares, no par value (the "Common Shares") of Nouveau Monde Graphite Inc. ("NMG"), a corporation existing under the federal laws of Canada, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 1, 2022 (the "Original Schedule 13D"), as amended by the First, Second and Third Amendments to the Original Schedule 13D, dated as of November 15, 2022, May 2, 2024, and October 29, 2025 respectively ("Amendment No. 1", "Amendment No.2" and "Amendment No. 3") and as further amended by this Amendment No. 4 (and together with the Original Schedule 13D, Amendment No.1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D"). Except as set forth below, all items of Amendment No. 3 remain unchanged. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 1, Amendment No. 2 and Amendment No. 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Pallinghurst International disposed of 1,528,666 Common Shares of NMG between October 30, 2025 and November 14, 2025, equating to 1.00% of the total Common Shares of NMG outstanding, which has led to the filing of this Amendment No. 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Beneficial Ownership of Common Shares of NMG as of November 14, 2025
Beneficial Ownership Voting and Dispositive Power
Common Shares Percentage(4) Sole Power Shared Power
Reporting Person:
Pallinghurst International(1)(3) 7,621,381 5.00 % 2,002,474 5,618,907
Pallinghurst Bond(2)(3) 13,026,348 8.21 % 13,026,348 0

(1) Pallinghurst International may be deemed the indirect beneficial owner of 5,618,907 Common Shares of NMG directly beneficially owned by Pallinghurst Graphite. Additionally, Pallinghurst International directly beneficially owns 2,002,474 Common Shares of NMG. No entity or individual is deemed to be an ultimate beneficial owner of Pallinghurst International's Common Shares. Thus, Pallinghurst International may be deemed to have shared voting and dispositive power over 5,618,907 Common Shares and to have sole voting and dispositive power of 2,002,474 Common Shares.

(2) Pallinghurst Bond directly beneficially owns 6,776,348 Common Shares and 6,250,000 Warrants, with each such Warrant being exercisable for one Common Share of NMG in connection with a Tranche 2 investment at the final investment decision of NMG, or earlier if the Issuer were to issue an acceleration notice. No entity or individual is deemed to be an ultimate beneficial owner of Pallinghurst Bond's Common Shares. Thus, Pallinghurst Bond may be deemed to have sole voting and dispositive power of the 6,776,348 Common Shares and 6,250,000 Warrants.

(3) Each of Pallinghurst International and Pallinghurst Bond has a board of directors which makes voting and investment decisions over the Common Shares owned by it. However, because these boards are elected by different shareholder bases, no single director is deemed to control voting or disposition of the Common Shares owned by each of Pallinghurst International and Pallinghurst Bond. Thus, no individual or shareholder is deemed a common beneficial owner of the Common Shares of Pallinghurst International and Pallinghurst Bond. The table shows all Reporting Persons for illustrative purposes only, and is not an admission of co-ownership among Pallinghurst International and Pallinghurst Bond. Pallinghurst International and Pallinghurst Bond may still be deemed a "group" for purposes of Section 13(d) of the Exchange Act, because their boards of directors are composed of the same individuals and because both Pallinghurst International and Pallinghurst Bond are parties to and have rights under the Second Amended and Restated Investment Agreement with NMG.

(4) Based on 152,428,205 Common Shares of NMG outstanding as of November 11, 2025, as reported by NMG, plus, in the case only of Pallinghurst Bond, 6,250,000 Common Shares of NMG that may be issued if the underlying Warrants are exercised in full by Pallinghurst Bond.

Beneficial Ownership of Common Shares of NMG as of November 14, 2025
Beneficial Ownership Voting and Dispositive Power
Common Shares Percentage(3) Sole Power Shared Power
Covered Person:
Arne H. Frandsen(1) 494,296 0.32 % 494,296 0
Andrew Paul Willis(2) 112,500 0.07 % 112,500 0

(1) Mr. Frandsen is the direct beneficial owner of: (i) 311,796 Common Shares of NMG; and (ii) 182,500 stock options, which are currently exercisable into 182,500 Common Shares of NMG.

(2) Mr. Willis is the direct beneficial owner of 112,500 stock options, which are currently exercisable into 112,500 Common Shares of NMG.

(3) Based on 152,428,205 Common Shares of NMG outstanding as of November 11, 2025, as reported by NMG to the Reporting Persons, plus, with respect only to Mr. Frandsen, 182,500 Common Shares of NMG issuable upon the exercise of 182,500 stock options granted to Mr. Frandsen, and with respect only to Mr. Willis, 112,500 Common Shares of NMG issuable upon the exercise of 112,500 stock options granted to Mr. Willis.

Except as disclosed in this Schedule 13D, none of the Reporting Persons, or, to the best of the Reporting Persons' knowledge, any of the Covered Individuals, beneficially owns any Common Shares of NMG or has the right to acquire any Common Shares of NMG, and none of the Reporting Persons, or, to the best of the Reporting Persons' knowledge, any of the Covered Individuals, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares of NMG that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days:
During the 60 days preceding this Amendment No. 4, the Reporting Persons and, to the best of the Reporting Persons' knowledge, the Covered Persons did not transact in any Common Shares, except as already disclosed in Amendment No. 3 and as follows:

Reporting Person - Pallinghurst International:

Date Transaction(1) Common Shares Per Share Price(2) Trading Range(3)
October 30, 2025 Sale 2,300 $3.02 $3.01 to $3.03
October 31, 2025 Sale 331,440 $3.17 $3.00 to $3.52
November 3, 2025 Sale 29,099 $3.15 $3.03 to $3.23
November 12, 2025 Sale 459,508 $3.10 $3.00 to $3.21
November 13, 2025 Sale 435,000 $3.25 $3.00 to $3.57
November 14, 2025 Sale 271,319 $3.07 $3.00 to $3.22
Total 1,528,666 $3.16

(1) All such transactions were effected in the open market by the Reporting Person or the Covered Person, as the case may be.

(2) Excludes commissions paid in per share prices. The prices reported in this column are weighted-average prices. These shares were sold in multiple transactions, within the ranges set forth in the above table.

(3) The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the above table.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 14, 2025, Pallinghurst International ceased to be the beneficial owner of more than five percent of the Common Shares of NMG.

## Signatures
- Pallinghurst Graphite International Limited: /s/ Andrew Willis, Andrew Willis/Director (11/24/2025)
- Pallinghurst Bond Limited: /s/ Andrew Willis, Andrew Willis/Director (11/24/2025)